[LaBranche & Co Inc. Letterhead]

July 22, 2008

VIA ELECTRONIC TRANSMISSION

Ms. Kristi Marrone

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	LaBranche & Co Inc.

Form 10K for the year ended December 31, 2007

Filed 3/17/2008

Definitive Proxy Statement

Filed 4/18/2008

File No. 001-15251

Dear Ms. Marrone:

This letter is in response to the Staff’s comment letter dated June 24, 2008 (copy attached) regarding the above referenced filings with the SEC by LaBranche & Co Inc. (the “Company”). The Company will incorporate all appropriate changes in its Form 10-Q for the quarter ended June 30, 2008, as well as in future Forms 10-Q, Forms 10-K and Definitive Proxy Statement filings. Please note below, with the numbered paragraphs corresponding to the numbered paragraphs of the Staff’s comment letter, the Company’s responses to the Staff’s comments.

Form 10-K

Note 1. Organization and Descriptions of Business, page F-10

1.	Please advise us why you have not presented LSPS, LABDR and BV as discontinued operations in your consolidated financial statements. It appears each of these subsidiaries qualify as discontinued operations and should be reported in accordance with paragraphs 41-44 of SFAS 144.

LaBranche & Co Inc.

File No. 001-15251

July 22, 2008

Response: The Company’s fact patterns for LSPS, LABDR and BV are similar to Example 12 of Appendix A of SFAS 144 for not reporting the results of their operations as discontinued operations. The Company has three segments within its operations namely: Specialist and Market-making, Institutional Brokerage, and Other (which primarily represents the administrative holding company activities of the group). LSPS, LABDR and BV were combined with the reporting for the Specialist and Market-making segment. LSPS was created as a separate entity to conduct our NYSE specialist ETF trading on the floor of the exchange. A separate entity and broker/dealer was required for compliance purposes to be in conformity with NYSE Rule 98, Restrictions on Approved Person Associated with Specialist’s Member Organization. In 2007, the NYSE promulgated a change in ETF trading, which was later approved by the SEC, to migrate the trading activity of all ETF’s from the NYSE to the NYSE Arca Exchange. As such, LSP was already a registered member on the NYSE Arca Exchange and conducted the market-making activity for the former NYSE ETF products that were migrated to the NYSE Arca Exchange. The Company did not dispose of, or otherwise terminate, its specialist and market-making trading for ETF products. As such, the Company believes it did not meet the conditions set forth in paragraph 42 of SFAS 144 for reporting discontinued operations. The Company continues to provide specialist and market making activities for ETF products, but moved those operations from the NYSE floor due to rule changes by the exchange. However, the Company can still support the activities for the same products on NYSE Arca Exchange in LaBranche Structured Products LLC, in the same specialist and market-making segment, which already has been a specialist in ETF’s on the American Stock Exchange and the NYSE Arca Exchange.

BV provided representation and services for European specialist listed companies of LaBranche & Co. LLC in European markets. All revenues were derived from intercompany charges to LaBranche & Co. LLC. The Company still has representation and provides services to its European specialist listed companies as required by the NYSE, however, it performs this function from its offices in New York. Thus, the activities of BV were simply included in LaBranche & Co. LLC and still remains a component of the Specialist and Market-making segment, however, BV is now inactive. The Company believes it did not meet the conditions set forth in paragraph 42 of SFAS 144 for reporting discontinued operations.

Lastly, LABDR was a captive service company that provided disaster-recovery facilities and services to the specialist and market-making segment from its location in New Jersey. In 2007, the Company determined that the New Jersey disaster recovery location would be moved and combined with the New York disaster recovery location owned and operated for all subsidiaries of the Company. The Company still maintains an investment in a New Jersey company which is directly owned by LABDR. The Company believes it did not meet the conditions set forth in paragraph 42 of SFAS 144 for reporting discontinued operations.

LaBranche & Co Inc.

File No. 001-15251

July 22, 2008

As noted in the Form 10K filing, LABDR and BV are now combined with the other segment which is part of administration for the holding company operations. Both entities are immaterial to the Company with combined assets under $1 million. LSPS is also an inactive subsidiary, but at some point in the future, it could be repurposed in the future as a broker/dealer or other non broker-dealer asset management company within the specialist and market-making segment, if deemed appropriate.

Exhibit 31

2.	In future filings please remove the reference to the certifying officer’s title in the introductory paragraph as the certification is to be made in a personal capacity.

Response: The Company will exclude the certifying officer’s title in the introductory paragraph of the certification in future filings.

Proxy Statement on Schedule 14A

3.	We refer to your disclosure in the proxy statement regarding the Senior Executive Bonus Plan administered by the Compensation Committee. In future filings, please expand your disclosure to identify the actual pre-tax income calculations, the potential percentage of pre-tax income allocable to each senior executive, an explanation of the basis for such allocations, the amount actually allocated for that year and an explanation of any deviations from the allocable percentages. Alternatively, provide us a detailed explanation of why you believe the disclosure is not required. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. Please provide this information in future filings and tell us how you will comply.

Response: In future filings, the Company will expand the disclosures to include the actual dollar-amount calculation of “pre-tax income” under the Company’s Senior Executive Bonus Plan, the potential percentage of such “pre-tax income” allocable to each senior executive (which is 5% of such “pre-tax income”), and the amount actually allocated to each named executive officer for that year.

With respect to the explanation for the basis for such allocations, the Company believes it has appropriately disclosed the basis for the allocations because the 5% allocable percentage of “pre-tax income” is a formula set forth in the Senior Executive Bonus Plan and is stated on pages 14 and 15 of the proxy statement.

With respect to explanation of the Company’s deviations from allocable percentages, the Company believes that it has already provided an explanation on pages 15-16 of the proxy statement, which provides reasons why bonuses historically have been reduced

LaBranche & Co Inc.

File No. 001-15251

July 22, 2008

from the allocable percentages, discloses the factors the Compensation Committee considered in approving bonuses that deviated from the allocable percentages under the Senior Executive Bonus Plan, provides the goals the Compensation Committee set forth at mid-year with respect to year-end bonuses to the named executive officers, includes the percentages by which the bonus amounts deviated from the bonuses payable under the Senior Executive Bonus Plan, and explains why Mr. LaBranche’s bonus deviation was different than the other named executive officers. In future filings, the Company will continue to explain its deviation from the allocable percentages in a similar manner with additional detail, where appropriate.

We respectfully submit the above responses as requested. If you have any further questions or need any further information regarding this filing, please call either the undersigned at (212-820-6220) or Stephen Gray, General Counsel at (212-820-6280) of this office.

With regards,

/s/ Jeffrey A. McCutcheon

Jeffrey A. McCutcheon

Senior Vice President and CFO

cc:	Michael LaBranche, Chairman, CEO and President

Stephen Gray, General Counsel and Corporate Secretary

Gerard Mirro, Corporate Controller and Vice President